Exhibit 99

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)	Name of company

Royal & Sun Alliance Insurance Group plc

2)	Name of shareholder having a major interest

Barclays plc

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Holding of the shareholder named in 2 above, through the legal entities listed below:

Legal Entity	Holding	Percentage Held

Barclays Global Investors Ltd	34,333,343	2.38

Barclays Private Bank and Trust Ltd	1,538	0.00

Barclays Global Investors Japan Trust & Banking	2,001,013	0.14

Barclays Bank Trust Company Ltd	118,649	0.01

Barclays Capital Securities Ltd	407,091	0.03

Barclays Nikko Global Investors Ltd	727,690	0.05

Barclays Private Bank Ltd	46,156	0.00

Barclays Global Investors Australia Ltd	411,007	0.03

Barclays Global Fund Advisors	379,049	0.03

Barclays Private Bank and Trust Ltd	35,000	0.00

Barclays Life Assurance Co Ltd	2,485,897	0.17

Barclays Global Investors, N.A.	17,093,295	1.19

Group Holding	58,039,728	4.03

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Account	Holding Designation

ALMLUFTTL-18409-CHASE MANHATTA	ALMLUFTT	767,781

ASTEXMTTL-21359-CHASE NOMINEES	ASTEXMTT	397,877

ASUKEXTTL-20947-CHASE MANHATTA	ASUKEXTT	19,991,554

Bank of Ireland	BNX009IE	396,780

BARCLAYS CAPITAL NOMINEES LIMI		407,091

Barclays Trust Co & Others		12,427

BARCLAYS TRUST CO AS EXEC/ADM		5,551

Barclays Trust Co DMC69		26,372

Barclays Trust Co E99		704

Barclays Trust Co R69		73,595

BLENTFUKQ-16344-CHASE MANHATTA	BLENTFUK	52,850

BLENTPUKQ-16345-CHASE MANHATTA	BLENTPUK	121,318

BLEQFDUKQ-16331-CHASE MANHATTA	BLEQFDUK	554,560

BLEQPTUEA-16341-CHASE MANHATTA	BLEQPTUE	166,771

BLEQPTUKQ-16341-CHASE MANHATTA	BLEQPTUK	1,316,757

BLINTNUKQ-Z1AJ-dummy	BLINTNUK	100,181

BLINTPUKQ-16342-CHASE MANHATTA	BLINTPUK	173,460

BLUKINTTL-16400-CHASE MANHATTA	BLUKINTT	12,470,732

BOSTON SAFE DEPOSIT AND TRUST	591668	334,298

CHASE MANHATTAN BANK	500227	6,683,454

CHASE MANHATTAN BANK	502872	2,448,787

CHASE MANHATTAN BANK	508068	737,304

CHASE MANHATTAN BANK	527191	2,534,291

CHASE MANHATTAN BANK	536747	558,036

CHASE MANHATTAN BANK	552942	504,872

Chase Manhattan Bank	585439	19,460

CHATRKTTL-16376-CHASE MANHATTA	CHATRKTT	705,399

CITIBANK, N.A. (United States)	597367	158,000

Clydesdale Nominees HGB0125	00694478	35,000

INVESTORS BANK AND TRUST CO.	428169	138,001

INVESTORS BANK AND TRUST CO.	555879	27,051

INVESTORS BANK AND TRUST CO.	573039	173,775

INVESTORS BANK AND TRUST CO.	583293	670,752

INVESTORS BANK AND TRUST CO.	585918	9,776

INVESTORS BANK AND TRUST CO.	586072	141,082

INVESTORS BANK AND TRUST CO.	588888	9,101

INVESTORS BANK AND TRUST CO.	590421	103,008

INVESTORS BANK AND TRUST CO.	595966	287,224

INVESTORS BANK AND TRUST CO.	598856	22,245

INVESTORS BANK AND TRUST CO.	911140	40,222

JPMORGAN CHASE BANK	540186	163,463

JPMORGAN CHASE BANK	555465	247,544

JPMORGAN CHASE BANK	599123	42,137

JPMorgan Chase Bank	BTC034IE	19,049

JPMorgan Chase Bank	BTC045IE	164,119

JPMorgan Chase Bank	BTGF01IE	186,512

JPMorgan Chase Bank	BTGF04IE	193,933

JPMorgan Chase Bank	BTGF05IE	119,681

JPMorgan Chase Bank	BTGF07IE	34,547

JPMorgan Chase Bank	BTK001IE	171,570

JPMorgan Chase Bank	BTS004IE	155,574

JPMorgan Chase Bank	BTS005IE	31,444

JPMorgan Chase Bank	BTS011IE	59,380

JPMorgan Chase Bank	BTS015IE	38,491

JPMorgan Chase Bank	BTS018IE	3,776

JPMorgan Chase Bank	BTS019IE	18,950

JPMorgan Chase Bank	BTS024IE	15,779

JPMorgan Chase Bank	BTS028IE	621,881

JPMorgan Chase Bank	BTS031IE	13,566

JPMorgan Chase Bank	BTS033IE	12,331

JPMorgan Chase Bank	BTS036IE	140,430

Master Trust Bank	BNNP06IE	90,312

Mitsubishi Trust International	BNN018IE	7,449

Mitsubishi Trust International	BNN024IE	13,362

Mitsubishi Trust International	BNN033IE	22,618

Mitsubishi Trust International	BNN046IE	63,687

NORTHERN TRUST BANK – BGI SEPA	581610	150,995

NORTHERN TRUST BANK – BGI SEPA	584069	86,982

NORTHERN TRUST BANK – Wire Ban	600200	126,039

State Street	BNN005IE	970

State Street	BNN032IE	29,938

State Street	BNX012IE	27,512

STATE STREET BANK AND TRUST – US	713101	1,465,452

Sumitomo TB	BNN029IE	18,763

Sumitomo TB	BNN031IE	10,808

Sumitomo TB	BNN036IE	16,268

Sumitomo TB	BNN052IE	29,223

Swan Nominees Limited		1,538

ZEBAN NOMINEES LIMITED		46,156

	Total	58,039,728

5)	Number of shares/amount of stock acquired

Not disclosed

6)	Percentage of issued class

Not disclosed

7)	Number of shares/amount of stock disposed

Not applicable

8)	Percentage of issued class

Not applicable

9)	Class of security

Ordinary shares of 27.5p each

10)	Date of transaction

18 August 2003

11)	Date company informed

21 August 2003, on receipt of a letter dated 19 August 2003

12)	Total holding following this notification

58,039,728 ordinary shares of 27.5p each

13)	Total percentage holding of issued class following this notification

4.03%

14)	Any additional information

15)	Name of contact and telephone number for queries

Caroline Webb 020 7569 6075

16)	Name and signature of authorised company official responsible for making this notification

Jackie Fox
Deputy Group Company Secretary

Date of notification 21 August 2003